
07005531

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 066392

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEXT GENERATION EQUITY RESEARCH LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 E. WACKER DRIVE, SUITE 1330
(No. and Street)

CHICAGO	IL	60601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TIMOTHY FIERCE 866-622-7304
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOHN R. WATERS & COMPANY
(Name – *if individual, state last, first, middle name*)

123 N. WACKER DRIVE, SUITE 1550	CHICAGO	IL	60606
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 04 2007
THOMSON FINANCIAL


SEC MAIL
RECEIVED
MAR 01 2007
WASH. D.C.
202

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TIM FIERCE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEXT GENERATION EQUITY RESEARCH LLC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBER

Title

Notary Public


OFFICIAL SEAL
JAMES [illegible] MURPHY
NOTARY PUBLIC [illegible] STATE OF ILLINOIS
MY COMMISSION EXPIRES:02/01/09

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEXT GENERATION EQUITY RESEARCH, LLC
(A Single Member Limited Liability Company)

FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

NEXT GENERATION EQUITY RESEARCH, LLC
(A Single Member Limited Liability Company)

C O N T E N T S

INDEPENDENT AUDITORS' REPORT

To the Members of
Next Generation Equity Research, LLC

We have audited the accompanying statement of financial condition of Next Generation Equity Research, LLC (A Single Member Limited Liability Company) as of December 31, 2006 and 2005, and the related statement of income (loss), changes in member's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of Next Generation Equity Research, LLC (A Single Member Limited Liability Company) as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



Chicago, Illinois
February 20, 2007

JRW &CO CERTIFIED PUBLIC ACCOUNTANTS

JOHN R. WATERS & COMPANY

123 N. Wacker Drive, Suite 1550
Chicago, IL 60606
Phone 312 554 3400 Fax 312 554 3401

825 Green Bay Road, Suite 100
Wilmette, IL 60091
Phone 847 251 2010 Fax 847 251 2097

www.jrwaters.com

Exhibit I

NEXT GENERATION EQUITY RESEARCH, LLC
(A Single Member Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006 AND 2005

	2006	2005
CURRENT ASSETS:		
Cash	$ 39,417	$ 4,542
Receivables from broker-dealers and clearing organizations	316,702	295,369
TOTAL CURRENT ASSETS	356,119	299,911
PROPERTY AND EQUIPMENT - NET	35,802	32,676
OTHER ASSETS	36,789	13,947
TOTAL ASSETS	$428,710	$346,534
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 39,880	$ 34,377
Deferred lease liability	1,349	5,396
Commissions payable	98,041	-
Bonus payable	35,000	-
Other payables	1,624	-
Holding company payable	-	80,000
TOTAL CURRENT LIABILITIES	175,894	119,773
MEMBER'S EQUITY (Exhibit III)	252,816	226,761
TOTAL LIABILITIES AND MEMBER'S EQUITY	$428,710	$346,534

The accompanying notes are an integral part of this statement.

Exhibit II

NEXT GENERATION EQUITY RESEARCH, LLC
(A Single Member Limited Liability Company)

STATEMENT OF INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUE:		
Commission income	$2,974,593	$1,704,338
Other income	68,900	30,603
TOTAL REVENUE	3,043,493	1,734,941
OPERATING EXPENSES	3,442,438	2,101,596
NET INCOME (LOSS) (Exhibit III)	$ (398,945)	$ (366,655)

The accompanying notes are an integral part of this statement.

NEXT GENERATION EQUITY RESEARCH, LLC
(A Single Member Limited Liability Company)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
MEMBER'S EQUITY - BEGINNING OF YEAR	$ 226,761	$ 263,916
Additional capital contributions	425,000	330,000
Capital distributions		(500)
Net income (loss) (Exhibit II)	(398,945)	(366,655)
MEMBER'S EQUITY - END OF YEAR (Exhibit I)	$ 252,816	$ 226,761

The accompanying notes are an integral part of this statement.

Exhibit IV

NEXT GENERATION EQUITY RESEARCH, LLC
(A Single Member Limited Liability Company)

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH PROVIDED BY (APPLIED TO) OPERATING ACTIVITIES:		
Net income (loss)	$(398,945)	$(366,655)
Items which did not affect cash:		
Depreciation and amortization	13,048	8,068
Changes in operating assets and liabilities:		
Receivables from broker-dealers and clearing organizations	(21,333)	(62,814)
Other assets	(22,842)	1,936
Accounts payable	5,503	3,588
Deferred lease liability	(4,047)	5,396
Commissions payable	98,041	-
Bonus payable	35,000	-
Other payables	1,624	(1,288)
NET CASH (APPLIED TO) OPERATING ACTIVITIES	(293,951)	(411,769)
CASH (APPLIED TO) INVESTING ACTIVITIES:		
Purchase of property and equipment	(16,174)	(20,053)
NET CASH (APPLIED TO) INVESTING ACTIVITIES	(16,174)	(20,053)
CASH PROVIDED BY (APPLIED TO) FINANCING ACTIVITIES:		
Proceeds from holding company payable	50,000	80,000
Payment of holding company payable	(130,000)	-
Capital distribution - Membership interests	-	(500)
Capital contributions - Membership interests	425,000	330,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	345,000	409,500
INCREASE (DECREASE) IN CASH	34,875	(22,322)
CASH, BEGINNING OF YEAR	4,542	26,864
CASH, END OF YEAR	$ 39,417	$ 4,542
SUPPLEMENTARY INFORMATION:		
Interest paid	$ -	$ 385

The accompanying notes are an integral part of this statement.

NEXT GENERATION EQUITY RESEARCH, LLC
(A Single Member Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations - Next Generation Equity Research, LLC (the Company), formed under a certain Operating Agreement dated February 1, 2004, is a fully disclosed broker-dealer and member of the NASD, Inc. The Company provides research on securities to institutional investors throughout the United States. The Company is wholly-owned by Next Generation Holdings, LLC (parent).

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition - The Company recognizes gross revenues when the earnings process is complete, as evidenced by an agreement with the broker. Recognition occurs at the time the investment transaction closes.

Property and Equipment - Property and equipment is stated at cost and depreciated over its useful life on the straight-line method over a five year period.

NOTE 2 - PROPERTY AND EQUIPMENT:

The following is a summary of property and equipment as of December 31, 2006 and 2005:

	2006	2005
Computer equipment	$49,876	$33,702
Leasehold improvements	10,136	10,136
Sub-total	60,012	43,838
Less accumulated depreciation	24,210	11,162
Net property and equipment	$35,802	$32,676

Depreciation expense aggregated $13,048 and $8,068 for 2006 and 2005, respectively.

NOTE 3 - LEASE COMMITMENTS:

On December 15, 2004, the Company entered into a twenty-eight month lease agreement for office space in Chicago, Illinois commencing on January 1, 2005. Under the terms of the lease, the Company is obligated to pay rent, real estate taxes, and operating expenses for the facilities. Total lease payments aggregated $61,509 and $49,490 in 2006 and 2005, respectively.

The Company leases temporary office space on a month-to-month basis in Boston, Massachusetts. Under terms of the lease, the Company is obligated to pay rent and operating expenses for the facilities. Total lease payments aggregated $17,119 and $16,354 in 2006 and 2005, respectively.

NOTE 3 - LEASE COMMITMENTS, Continued:

On April 20, 2006, the Company entered into a thirty-six month lease agreement for office space in Greenwood Village, Colorado. Under the terms of the lease, the Company is obligated to pay rent, real estate taxes, and operating expenses for the facilities. Total lease payments aggregated $17,483 in 2006.

The Company also leases office equipment and furniture classified as operating leases. The terms of the leases are for thirty-six to sixty months. Lease payments aggregated $22,345 and $16,937 in 2006 and 2005, respectively.

The following is a summary of required future minimum operating lease payments at December 31, 2006:

2007	$ 57,000
2008	37,000
2009	11,000
2010	2,000
Total	$107,000

NOTE 4 - RELATED PARTY TRANSACTIONS:

The Company maintains working capital from short-term financing advances made by its parent or from capital contributions to member's equity, as required. The advances are repaid from available working capital. Since the advances are short-term, no interest is charged by or paid to the parent.

At December 31, 2005, the Company had a payable to its parent aggregating $80,000. During 2006, the parent advanced an additional $50,000 and the balance of $130,000 was subsequently recharacterized as member's equity pursuant to both parties intentions. There was no outstanding balance on the amount due to parent on December 31, 2006.

NOTE 5 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day, but at December 31, 2006, the Company had net capital of $215,225, which was $205,832 in excess of its required net capital of $9,393. At December 31, 2005, the Company had net capital of $180,138, which was $172,153 in excess of its required net capital of $7,985.

NOTE 6 - CUSTOMER CONCENTRATION:

At December 31, 2006 and 2005, the Company had concentrations for the year of:

	2006		2005	
	Sales	Accounts Receivable	Sales	Accounts Receivable
Customer A	31%	-%	12%	-%
Clearing house A	-%	100%	-%	100%

NOTE 7 - INCOME TAXES:

The Company is a limited liability company. Accordingly, the members will be taxed on the Company's taxable income in lieu of the corporate income tax. Therefore, no provision or liability for federal or state income taxes is reflected in the financial statements. The Company remains liable for state replacement tax.

SUPPLEMENTARY INFORMATION
Pursuant to Rule 17(a)-5 of the
Securities Exchange Act of 1934

December 31, 2006

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Member of
Next Generation Equity Research, LLC

Our report on our audits of the basic financial statements of Next Generation Equity Research, LLC (A Single Member Limited Liability Company) for December 31, 2006 and 2005 appears on page 1. The audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, presented in Schedules A through C, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Chicago, Illinois
February 20, 2007



JRW &CO CERTIFIED PUBLIC ACCOUNTANTS

JOHN R. WATERS & COMPANY

123 N. Wacker Drive, Suite 1550
Chicago, IL 60606
Phone 312 554 3400 Fax 312 554 3401

825 Green Bay Road, Suite 100
Wilmette, IL 60091
Phone 847 251 2010 Fax 847 251 2097

www.jrwaters.com

NEXT GENERATION EQUITY RESEARCH, LLC
(A Single Member Limited Liability Company)

COMPUTATION OF NET CAPITAL
(Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934)

DECEMBER 31, 2006 AND 2005

	2006	2005
NET CAPITAL:		
Total member's equity (Exhibit III)	$252,816	$226,761
Adjustments:		
Discretionary bonus payable	35,000	-
Net capital before deductions	287,816	226,761
Deductions:		
Non-allowable assets:		
Property and equipment - Net	35,802	32,676
Other assets	36,789	13,947
Total deductions	72,591	46,623
NET CAPITAL	215,225	180,138
MINIMUM NET CAPITAL REQUIREMENT	9,393	7,985
EXCESS NET CAPITAL	$205,832	$172,153
AGGREGATE INDEBTEDNESS		
Total liabilities	$140,894	$119,773
Ratio of aggregate indebtedness to net capital	.65 to 1.0	.66 to 1.0

Pursuant to Rule 17a-5(d)(4), no material differences were noted from the Company's computation; therefore, a reconciliation is not considered necessary.

The accompanying notes are an integral part of this statement.

NEXT GENERATION EQUITY RESEARCH, LLC
(A Single Member Limited Liability Company)

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
AND INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

DECEMBER 31, 2006 AND 2005

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph K(2)(ii) of the rule and does not hold customers' monies or securities.

The accompanying notes are an integral part of this statement.

Schedule C

NEXT GENERATION EQUITY RESEARCH, LLC
(A Single Member Limited Liability Company)

STATEMENT OF OPERATING EXPENSES

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
OPERATING EXPENSES:		
Commissions	$ 793,171	$ -
Salaries - Members	300,000	251,940
Salaries	930,241	895,873
Payroll taxes	120,122	92,982
Employee benefits	120,729	62,691
Clearing costs	373,574	153,892
Travel	253,275	198,244
Professional fees	46,824	66,565
Rent	92,065	80,170
Quotations and research	129,779	107,783
Meals and entertainment	103,146	70,519
Office supplies	12,313	13,744
Telecommunications	47,575	23,220
Computer expense	32,701	28,795
Equipment rental	22,345	16,937
Licenses and registration	20,203	19,557
Dues and subscriptions	18,639	691
Depreciation and amortization	13,048	8,068
Insurance	6,708	2,333
Postage	3,611	1,365
Utilities	1,285	686
Advertising	1,084	2,041
Charitable contributions	-	3,500
TOTAL OPERATING EXPENSES	$3,442,438	$2,101,596

The accompanying notes are an integral part of this statement.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members of Next Generation Equity Research, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Next Generation Equity Research, LLC (A Single Member Limited Liability Company) for the years ended December 31, 2006 and 2005, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including test of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under SEC Rule 17a-3(a) (11).
2. Procedure for determining compliance with the exemptive provisions of SEC Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to the customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

JRW &CO CERTIFIED PUBLIC ACCOUNTANTS

JOHN R. WATERS & COMPANY

123 N. Wacker Drive, Suite 1550
Chicago, IL 60606
Phone 312 554 3400 Fax 312 554 3401

825 Green Bay Road, Suite 100
Wilmette, IL 60091
Phone 847 251 2010 Fax 847 251 2097

www.jrwaters.com

Because of inherent limitations in internal control of the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relative low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as described above.

These conditions were considered in determining the nature, timing and extent of procedures performed in our audit of the financial statements for the years ended December 31, 2006 and 2005 and this report does not effect our report thereon dated February 20, 2007.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Security and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 and 2005 to meet the Security and Exchange Commission's objectives.

This report is intended solely for the information and use of the members, management, the Securities and Exchange Commission, the National Association of Security Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.



Chicago, Illinois
February 20, 2007

END